EXHIBIT 4.2.5

AMENDMENT NO. FIVE TO THE

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

The undersigned officer of Leggett & Platt, Incorporated (the “Sponsoring Employer”), in accordance with authority delegated pursuant to the resolutions of the Board of Directors of the Sponsoring Employer on May 8, 2007 (copy attached), hereby adopts and enters into Amendment No. Five to the Leggett & Platt, Incorporated Stock Bonus Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, effective as of January 1, 2008. Also attached and incorporated by reference is a summary of the changes contained in this amendment.

I hereby certify that this amendment is within my authority to adopt.

Dated April 16, 2008.

LEGGETT & PLATT, INCORPORATED

/s/ ERNEST C. JETT
Ernest C. Jett Senior Vice President, General Counsel and Secretary

Exhibit A

Section 1.10 is revised to read as follows:

1.10 Compensation. Except as provided below, the term “Compensation” shall mean a Participant’s (i) total salary or wages, including overtime pay, and (ii) bonuses paid on a regular, recurring basis, any other bonus, including a bonus paid on a non-regular recurring basis, except for an extraordinary bonus, and regular incentive awards received under bonus and incentive plans of the Employer. “Compensation” for Participants who are salespersons who regularly incur travel and other expenses which are not separately reimbursed shall mean seventy-five percent (75%) of the items set forth in (i) and (ii) above. “Compensation” shall not include extraordinary forms of remuneration such as living and automobile allowances. imputed or bonus income related to insurance programs, extraordinary bonuses, extraordinary incentive awards, severance pay, and adjustments to compensation for tax purposes.

If a Participant is on a military leave during a period of time when his reemployment rights with the Employer are guaranteed by federal law, he shall be deemed to have received Compensation during his period of military service, provided (i) he is reemployed by an Employer within the time required by federal law after the expiration of his active military service and (ii) he makes the pre-tax Employee contributions required by Section 2.02(a) hereof within the time prescribed in Section 5.16 hereof after his reemployment, based on his deemed Compensation, as hereinafter defined, during his military leave. A Participant’s deemed Compensation during a military leave shall be computed on the assumption that his regular rate of pay would have been paid for forty (40) hours a week or eight (8) hours a day during the regular business days from the commencement of his military leave to his reemployment date. Regular rate of pay shall be calculated for this purpose on the basis of his regular hourly rate of pay at the time of the commencement of his military leave, adjusted by the average increases at the facility or principal place of his employment for similarly situated active employees during the period of his military leave.

This Plan does not limit compensation in accordance with the provisions of Section 401(a)(l7) of the Internal Revenue Code because the Plan does not benefit any Highly Compensated Employees.